[EMBRAER LOGO OMITTED]



                             Notice to Shareholders


During a meeting held on December 19, 2005, the Board of Directors of Embraer - Empresa Brasileira de Aeronautica S.A. (the "Company") approved the following

a) received a letter dated the date hereof, from Mr. Luiz Carlos Siqueira Aguiar, resigning from his position as member and Chairman of the Board of Directors of the Company. Pursuant to Section 18, paragraph 3rd of the Company's by-laws, the alternate, Mr. Sergio Alvarez da Fonseca Pinho, will take office as effective member of the Company's Board of Directors until the next shareholders' meeting, when a permanent member will be appointed for the remainder of the term.


b) appointed Mr. Vitor Sarquis Hallack as Chairman and Mr. Wilson Carlos Duarte Delfino as Vice-Chairman of the Board of Directors of the Company until April 30, 2007, when the terms of their predecessors would have expired.


c) received a letter dated the date hereof, from Mr. Romualdo Monteiro de Barros, resigning from his position as Executive Vice-President--Defense Market of the Company.


d) appointed to act as Executive Vice-President--Defense Market of the Company, Mr. Luiz Carlos Siqueira Aguiar, Brazilian, judicially separated, banker, bearer of the Identity Card RG No. 06.213.468-9-IFP/RJ, enrolled with the CPF/MF under No. 785.375.927-49, resident and domiciled in the City of Rio de Janeiro-RJ, with commercial address in the same city, at Praia do Botafogo, 501, 4th floor. Mr. Aguiar will take office by executing an appropriate term of office on January 2, 2006, when he will become the Company's Executive Vice-President--Defense Market until April 30, 2007, when the term of his predecessor would have expired. The Company's President will act as Executive Vice-President--Defense Market until Mr. Aguiar takes office.


e) Distribution of Interest on Shareholders' Equity for the Fourth Quarter of 2005 in the aggregate amount of R$ 112,932,099.36, in accordance with the conditions below:


    o Holders of common shares will be entitled to interest on shareholders' equity in the amount of R$ 0.14687 per share, and holders of preferred shares will be entitled to interest on shareholders' equity in the amount of R$ 0.16155 per share, or R$ 0.64620 per American Depositary Share (ADS). This interest on shareholders' equity complies with the right of the holders of preferred shares to receive dividends in an amount 10% above the amount received by holders of common shares, according to article 17, II, a, paragraph 1, of Law 6,404/76, as amended by Law 10,303 dated October 31, 2001.


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    o    The interest on shareholders' equity is subject to the retention of withholding income tax at a rate of 15%, or, if the beneficiary is a resident in a tax haven, at the rate of 25%, except in the case of holders who are exempt from the payment of such tax.

    o This interest on shareholders' equity will be included in the calculation of the compulsory dividends to be distributed by the Company for the current fiscal year; the total amount shall include the dividends distributed by the Company for all purposes of the Brazilian corporate legislation.

    o Record date for the shares negotiated on the Sao Paulo Stock Exchange (Bovespa) is December 20, 2005, and record date for the ADS' negotiated on the New York Stock Exchange (NYSE) is December 23, 2005.

    o Payment of the interest on shareholders' equity in Brazil will be made on January 16, 2006, and to holders of ADS' will be made on January 24, 2006, in both cases without any compensation.

    o The Company's shares will be negotiated on the Sao Paulo Stock Exchange (Bovespa), and New York Stock Exchange (NYSE), ex-interest right, on and including December 21, 2005.

f) The increase in the Company's capital due to the exercise of employee's stock options. As a result, the Company's capital goes from R$ 3,580,153,791.16 to R$ 3,584,332,731.63, consisting of a total of
    721,093,481 shares without par value, of which 242,544,448 are common shares, including one of a special class, and 478,549,033 are preferred shares.





Sao Jose dos Campos, December 19, 2005.



Antonio Luiz Pizarro Manso
Executive Vice-President Corporate and Investor Relations